UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

FEBRUARY 2, 2010

        NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

Company Announcement
Financial statement for 2009

2 February 2010

Novo Nordisk increased operating profit by 21% in 2009
In 2010, operating profit is expected to increase by around 10%

•	Sales increased by 12% in Danish kroner and by 11% in local currencies.
	o	Sales of modern insulins increased by 24% (23% in local currencies).
	o	Sales of NovoSeven® increased by 11% (10% in local currencies).
	o	Sales of Norditropin® increased by 14% (10% in local currencies).
	o	Sales in North America increased by 21% (15% in local currencies).
	o	Sales in International Operations increased by 17% (19% in local currencies).
•	Gross margin improved by 1.8 percentage points to 79.6% in 2009, primarily reflecting continued productivity improvements, price increases in the US and a positive currency impact of around 0.4 percentage points.

•	Reported operating profit increased by 21% to DKK 14,933 million. Adjusted for the impact from currencies underlying operating profit increased by more than 15%.
•	Net profit increased by 12% to DKK 10,768 million. Earnings per share (diluted) increased by 15% to DKK 17.82.
•	At the Annual General Meeting on 24 March 2010, the Board of Directors will propose a 25% increase in dividend to DKK 7.50 per share of DKK 1. The Board of Directors has furthermore decided to initiate a new share repurchase programme of DKK 7.5 billion during 2010.

•	In January 2010, Novo Nordisk received marketing authorisation for Victoza®, the once-daily human GLP-1 analogue for the treatment of type 2 diabetes, from both the US Food and Drug Administration (FDA) and the Japanese Ministry of Health, Labour and Welfare.

•	For 2010, sales growth measured in local currencies is expected to be in the range of 6-10% whereas operating profit measured in local currencies is expected to increase by around 10%.

Lars Rebien Sørensen, president and CEO, said: “We are satisfied with the solid business performance in 2009, which is primarily driven by the robust sales growth for our portfolio of modern insulins. The launch of Victoza® in Europe is very encouraging and we look forward to continuing the global roll-out of Victoza® following the recent approvals in the US and Japan.”

Company Announcement no 4 / 2010 Financial statement for 2009	Page 1 of 26

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Company Announcement no 4 / 2010 Financial statement for 2009	Page 2 of 26

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Consolidated financial statement 2009
Today, the Board of Directors and Executive Management approved the audited Annual Report 2009 of Novo Nordisk A/S. The Board of Directors and Executive Management also approved this financial statement containing condensed financial information for 2009. This financial statement is prepared in accordance with the recognition and measurement requirements of IFRS as issued by the International Accounting Standards Board (IASB) and endorsed by the EU, and with additional Danish disclosure requirements for listed companies. The accounting policies used in this financial statement are consistent with those used in the annual reports for 2008 and 2009.

						%
						change
						2009 vs
Profit and loss	2009	2008	2007	2006	2005	2008
(Amounts below in DKK million)

Sales	51,078	45,553	41,831	38,743	33,760	12%

Gross profit	40,640	35,444	32,038	29,158	24,583	15%
Gross margin	79.6%	77.8%	76.6%	75.3%	72.8%

Sales and distribution costs	15,420	12,866	12,371	11,608	9,691	20%
Percent of sales	30.2%	28.2%	29.6%	30.0%	28.7%

Research and development costs	7,864	7,856	8,538	6,316	5,085	0%
- hereof costs related to AERx® 1)	-	(325)	(1,325)	-	-
Percent of sales	15.4%	17.2%	20.4%	16.3%	15.1%
Percent of sales (excl AERx® ) 1)	-	16.5%	17.2%	-	-

Administrative expenses	2,764	2,635	2,508	2,387	2,122	5%
Percent of sales	5.4%	5.8%	6.0%	6.2%	6.3%
Licence fees and other operating income	341	286	321	272	403	19%

Operating profit	14,933	12,373	8,942	9,119	8,088	21%
Operating margin	29.2%	27.2%	21.4%	23.5%	24.0%

Operating profit (excl AERx®)1)	-	12,698	10,267	-	-
Operating margin (excl AERx®) 1)	-	27.9%	24.5%	-	-

Net financials	(945)	322	2,029	45	146	(393%)

Profit before income taxes	13,988	12,695	10,971	9,164	8,234	10%

Income taxes	3,220	3,050	2,449	2,712	2,370	6%
Income tax rate	23.0%	24.0%	22.3%	29.6%	28.8%

Net profit	10,768	9,645	8,522	6,452	5,864	12%
Net profit margin	21.1%	21.2%	20.4%	16.7%	17.4%

1)  Excluding costs related to the discontinuation of all pulmonary diabetes projects.

Company Announcement no 4 / 2010 Financial statement for 2009	Page 3 of 26

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Consolidated financial statement 2009 – continued

						%
Other key numbers						change
(Amounts below in DKK million except earnings per						2009 vs
share, dividend per share and number of employees)	2009	2008	2007	2006	2005	2008

Depreciation, amortisation, etc	2,551	2,442	3,007	2,142	1,930	4%
Capital expenditure	2,631	1,754	2,268	2,787	3,665	50%

Free cash flow	12,332	11,015	9,012	4,707	4,833	12%

Total assets	54,742	50,603	47,731	44,692	41,960	8%
Equity	35,734	32,979	32,182	30,122	27,634	8%
Equity ratio	65.3%	65.2%	67.4%	67.4%	65.9%

Diluted earnings per share (in DKK)	17.82	15.54	13.39	10.00	8.92	15%
Dividend per share (in DKK)1)	7.50	6.00	4.50	3.50	3.00	25%

Payout ratio 2)	40.9%	37.8%	32.8%	34.4%	33.2%	8%
Payout ratio (adjusted) 3)	-	-	34.9%	-	-

Average number of full-time employees	27,985	26,069	24,344	22,590	21,146	7%

1)  Proposed dividend for the financial year 2009.
2)  Dividend for the year as a percentage of net profit.
3)  Dividend for the year as a percentage of net profit adjusted for impact of Dako and AERx® discontinuation.

Long-term financial targets

Performance against long-term	2009	2008	2007	2006	2005	Long-term
financial targets						target ratio
Operating profit growth	20.7%	38.4%	(1.9%)	12.7%	15.9%	15%
Operating profit growth (excl AERx®) 1)	-	23.7%	12.6%	-	-

Operating margin	29.2%	27.2%	21.4%	23.5%	24.0%	30%
Operating margin (excl AERx®) 1)	-	27.9%	24.5%	-	-

Return on invested capital	47.3%	37.4%	27.2%	25.8%	24.7%	50%

Cash to earnings	114.5%	114.2%	105.7%	73.0%	82.4%
Cash to earnings (three years’ average)	111.5%	97.6%	87.0%	80.2%	82.4%	80%

1)  Excluding costs related to the discontinuation of all pulmonary diabetes projects.

Company Announcement no 4 / 2010 Financial statement for 2009	Page 4 of 26

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Sales development by segment
Sales increased by 12% in Danish kroner and by 11% measured in local currencies. Growth was realised within both diabetes care and biopharmaceuticals; the primary growth contribution originated from the modern insulins and NovoSeven®. The sales growth was in line with the latest guidance of ‘at the level of 10%’ sales growth in local currencies and ‘around 1.5 percentage points higher’ as reported in Danish kroner.

	Sales	Growth	Growth	Share of
	2009	as	in local	growth
	DKK	reported	currencies	in local
	million			currencies
The diabetes care segment
Modern insulins	21,471	24%	23%	82%
– NovoRapid®	9,749	25%	22%	36%
– NovoMix®	6,499	15%	15%	18%
– Levemir®	5,223	36%	35%	28%
Human insulins	11,315	(4%)	(5%)	(13%)
Protein-related products	2,064	12%	10%	4%
Oral antidiabetic products	2,652	11%	9%	4%
Diabetes care – total	37,502	12%	11%	77%

The biopharmaceuticals segment
NovoSeven®	7,072	11%	10%	13%
Norditropin®	4,401	14%	10%	8%
Other products	2,103	9%	6%	2%
Biopharmaceuticals – total	13,576	11%	9%	23%

Total sales	51,078	12%	11%	100%

Sales development by region
In 2009, sales growth was realised in all regions. North America was the main contributor with 48% share of the growth measured in local currencies. International Operations and Europe contributed 32% and 19%, respectively, of the total sales growth – also measured in local currencies.

Diabetes care
Sales of diabetes care products increased by 12% measured in Danish kroner to DKK 37,502 million and by 11% in local currencies compared to 2008.

Modern insulins, human insulins and protein-related products
Sales of modern insulins, human insulins and protein-related products increased by 13% in Danish kroner to DKK 34,850 million and by 11% measured in local currencies, driven by North America and International Operations. Novo Nordisk continues to be the global leader with 51% of the total insulin market and 45% of the modern insulin market, both measured by volume.

The portfolio of modern insulins is the main contributor to growth, and sales increased by 24% in Danish kroner to DKK 21,471 million and by 23% in local currencies. All regions realised solid growth rates, with North America accounting for 51% of the growth followed by Europe

Company Announcement no 4 / 2010 Financial statement for 2009	Page 5 of 26

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

and International Operations. Sales of modern insulins now constitute 65% of Novo Nordisk’s sales of insulin in Danish kroner.

North America
Sales in North America increased by 25% in Danish kroner and by 20% in local currencies in 2009, reflecting a solid penetration of the modern insulins Levemir®, NovoLog® and NovoLog® Mix 70/30. Novo Nordisk maintains its leadership position in the US insulin market with 42% of the total insulin market and 34% of the modern insulin market, both measured by volume. Currently, 40% of Novo Nordisk’s modern insulin volume in the US is being sold in FlexPen®.

Europe
Sales in Europe were largely unchanged measured in Danish kroner and increased by 4% in local currencies during 2009. This reflects continued progress for the portfolio of modern insulins, but also declining human insulin sales. Novo Nordisk has 54% of the total insulin market and 51% of the modern insulin market, both measured by volume, and is capturing the main share of growth in the modern insulin market. The device penetration in Europe remains high with more than 95% of Novo Nordisk’s insulin volume being sold in devices, primarily NovoPen® and FlexPen®.

Victoza®, the first once-daily human GLP-1 analogue, has been launched in Germany, the United Kingdom, Denmark, Ireland, Norway, Switzerland, the Netherlands, Greece and Sweden. Launch activities are progressing well in these markets and feedback from healthcare professionals and patients is encouraging. In Germany, the GLP-1 class constitutes more than 3% of the total diabetes care market and Victoza® has more than 52% of the GLP-1 market, both measured in weekly value market shares.

International Operations
Sales within International Operations increased by 17% in Danish kroner and by 19% in local currencies. The main contributor to growth in 2009 was sales of modern insulins, primarily in China and Turkey. Furthermore, sales of human insulin continue to add to overall growth in the region, primarily driven by China. The device penetration in China is high with more than 90% of Novo Nordisk’s insulin volume sold in devices, primarily NovoPen®.

Japan & Oceania
Sales in Japan & Oceania increased by 12% measured in Danish kroner and decreased by 1% in local currencies. The sales development reflects sales growth for all three modern insulins, NovoRapid®, Levemir® and NovoRapid Mix® 30, countered by pressure on the overall Novo Nordisk market share due to intense competition. Novo Nordisk has 67% of the total insulin market in Japan and 59% of the modern insulin market, both measured by volume. The device penetration in Japan remains high with more than 95% of Novo Nordisk’s insulin volume being sold in devices, primarily NovoPen® and FlexPen®.

Oral antidiabetic products (NovoNorm®/Prandin®)
In 2009, sales of oral antidiabetic products increased by 11% in Danish kroner to DKK 2,652 million and by 9% in local currencies compared to 2008.

Biopharmaceuticals
In 2009, sales of biopharmaceutical products increased by 11% measured in Danish kroner to DKK 13,576 million and by 9% measured in local currencies compared to 2008.

Company Announcement no 4 / 2010 Financial statement for 2009	Page 6 of 26

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

NovoSeven®
Sales of NovoSeven® increased by 11% in Danish kroner to DKK 7,072 million and by 10% in local currencies. Sales growth for NovoSeven® was primarily realised in International Operations and Europe. The sales growth for NovoSeven® mainly reflected increased sales from treatment of spontaneous bleeding episodes for congenital inhibitor patients, which remains the largest therapeutic area of use for NovoSeven®.

Norditropin®
Sales of Norditropin® (ie growth hormone in a liquid, ready-to-use formulation) increased by 14% measured in Danish kroner to DKK 4,401 million and by 10% measured in local currencies compared to 2008. North America and Europe were the main contributors to growth measured in local currencies. Novo Nordisk maintained its position as the second-largest company in the global growth hormone market with 24% market share measured by volume.

Other products
Sales of other products within biopharmaceuticals, which predominantly consist of hormone replacement therapy-related products, increased by 9% in Danish kroner to DKK 2,103 million and by 6% in local currencies. This development primarily reflects continued sales progress for Vagifem®, a topical oestrogen product, in the US.

Development in costs and operating profit
The gross margin increased to 79.6% from 77.8% in 2008. This improvement primarily reflects improved production efficiency, higher average selling prices in the US and a positive currency effect. The improved production efficiency primarily reflects higher yields in diabetes bulk production and increased utilisation of insulin filling and packaging lines. The gross margin was positively impacted by around 0.4 percentage points as a result of a positive currency development, primarily the higher value of the US dollar and the Japanese yen versus the Danish krone compared to 2008.

In 2009, total non-production-related operating costs increased by 12% to DKK 26,048 million compared to last year. Around 1.5 percentage points of the increase in non-production-related operating costs reflect the higher value of key currencies versus the Danish krone in 2009 compared to 2008. The underlying development in non-production-related operating costs relates to the expanded sales force in especially the US, the UK, Germany, Japan and China, countered by a stable level for research and development costs. The development in research and development costs primarily reflects non-recurring costs in 2008 related to the discontinuation of all pulmonary diabetes projects and of the growth hormone therapy project for patients with low serum albumin in dialysis (LSAD) countered by costs in 2009 related to late-stage development of the new insulin Degludec and DegludecPlus (formerly known as SIBA and SIAC) in the second half of 2009.

Operating profit in 2009 increased by 21% to DKK 14,933 million compared to 2008 and is thus slightly higher than the latest guidance for growth in reported operating profit of around 18%.

Net financials and tax
Net financials showed a net expense of DKK 945 million in 2009 compared to a net income of DKK 322 million in 2008.

Company Announcement no 4 / 2010 Financial statement for 2009	Page 7 of 26

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Included in net financials is the result from associated companies with an expense of DKK 55 million, primarily related to Novo Nordisk’s share of losses in ZymoGenetics, Inc. In 2008, the result from associated companies was an expense of DKK 124 million.

For 2009, the foreign exchange result was an expense of DKK 751 million compared to an income of DKK 141 million in 2008. This development reflects losses on foreign exchange hedging of especially US dollars and Japanese yen, due to the appreciation of these currencies versus Danish kroner in 2009 compared to the exchange rate level prevailing in 2008.

The realised results for net financial expenses of DKK 945 million in 2009 were lower than the latest guidance of a total net financial expense of ‘around DKK 750 million´. The lower result for net financials is primarily explained by losses on foreign exchange hedging of especially US dollars and Japanese yen due to the appreciation of these currencies versus Danish kroner in the fourth quarter of 2009.

The realised effective tax rate for 2009 was 23% which is in line with the latest guidance of a tax rate of ‘approximately 23%’ for the full year of 2009.

Capital expenditure and free cash flow
Net capital expenditure for property, plant and equipment for 2009 was realised at DKK 2.6 billion compared to DKK 1.8 billion in 2008. The main investment projects in 2009 were the insulin filling plant in Tianjin, China, and new device manufacturing lines in Denmark. The realised capital expenditure was in line with previously communicated expectations of ‘around DKK 2.5 billion’.

Free cash flow for 2009 was realised at DKK 12.3 billion compared to DKK 11.0 billion in 2008. The higher cash flow is driven by higher net profit and lower income taxes paid, countered by increased capital expenditure during 2009. The realised cash flow was above the latest guidance of ‘at least DKK 11 billion’ primarily driven by improved operating performance and temporary extension of the credit terms for employee withholding taxes in Denmark.

Outlook 2010
The current expectations for 2010 are summarised in the table below:

Expectations are as reported, if not	Current expectations
otherwise stated	2 February 2010

Sales growth
- in local currencies	6-10%
- as reported	At a similar level as local currencies

Operating profit growth
- in local currencies	Around 10%
- as reported	At a similar level as local currencies

Net financial expense	Around DKK 100 million

Effective tax rate	Approximately 23%

Capital expenditure	Around DKK 3.5 billion

Depreciation, amortisation and impairment losses	Around DKK 2.7 billion

Free cash flow	Around DKK 12 billion

Company Announcement no 4 / 2010 Financial statement for 2009	Page 8 of 26

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Novo Nordisk expects sales growth in 2010 of 6–10% measured in local currencies. This is based on expectations of continued market penetration for Novo Nordisk’s key strategic products within diabetes care, including continued global roll-out of Victoza®, and biopharmaceuticals as well as expectations of continued intense competition, potential generic competition to NovoNorm®/Prandin® and an adoption of a healthcare reform in the US. Given the current level of exchange rates versus Danish kroner, the reported sales growth is now expected to be at a level similar to the growth rate measured in local currencies.

For 2010, growth in operating profit is expected to be around 10% measured in local currencies. The forecast reflects further improvement of the gross margin, increased spending for R&D activities, primarily related to insulin Degludec and DegludecPlus, and higher licence fees and other operating income. Given the current level of exchange rates versus Danish kroner, the reported operating profit growth is now expected to be at a level similar to the growth rate measured in local currencies. Given the development in key currencies in 2009, a higher share of the 2010 growth for reported sales and operating profit is expected to be realised in the second half of 2010.

For 2010, Novo Nordisk expects a net financial expense of around DKK 100 million. The current expectation primarily reflects Novo Nordisk share of losses in associated companies.

The effective tax rate for 2010 is expected to be maintained at around 23%.

Capital expenditure is expected to be around DKK 3.5 billion in 2010, primarily related to the new insulin formulation and filling plant in China and new device capacity in Denmark.

Expectations for depreciations, amortisation and impairment losses are around DKK 2.7 billion, and free cash flow is expected to be around DKK 12 billion.

All of the above expectations are based on the assumption that the global economic environment will not significantly change business conditions for Novo Nordisk during 2010 and that currency exchange rates, especially the US dollar, remain at the current level versus the Danish krone during 2010 (see appendix 7). Novo Nordisk has hedged expected net cash flows in a number of invoicing currencies and, all other things being equal, movements in key invoicing currencies will impact Novo Nordisk’s operating profit as outlined in the table below.

Key invoicing	Annual impact on Novo Nordisk’s	Hedging period
currencies	operating profit of a 5%	(months)
	movement in currency
USD	DKK 580 million	17
JPY	DKK 150 million	15
CNY	DKK 100 million	17*
GBP	DKK 80 million	13
CAD	DKK 40 million	9

*USD used as proxy when hedging Novo Nordisk’s CNY currency exposure

The financial impact from foreign exchange hedging is included in ‘Net financials’.

Company Announcement no 4 / 2010 Financial statement for 2009	Page 9 of 26

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Research and development update

Diabetes care

Significant regulatory progress has been made for the first once-daily human Glucagon-Like Peptide-1 (GLP-1) analogue Victoza®, previously known under the INN name liraglutide. As announced on 20 January and 26 January, respectively, Victoza® is now also approved in Japan and the US. With these recent approvals, and the marketing authorisation granted by the European Commission on 30 June 2009, Victoza® has now been approved in all of the triad markets for diabetes treatment.

In the US, Victoza® is indicated as an adjunct to diet and exercise to improve glycaemic control in adults with type 2 diabetes. The US prescribing information includes a boxed warning based on the thyroid c-cell tumours found in rodent studies and Victoza® is contraindicated in patients with a personal or family history of medullary thyroid carcinoma, and in patients with multiple endocrine neoplasia syndrome type 2. Novo Nordisk expects to launch Victoza® within weeks.

In Japan, Victoza® is the first GLP-1 analogue to be approved by the Ministry of Health, Labour and Welfare and the awarded indication covers monotherapy and combination therapy with sulfonylurea in type 2 diabetes. Novo Nordisk expects to launch Victoza® in Japan in the first half of 2010, upon completion of price negotiations.

Results from clinical trial extensions of LEAD™ 3, comparing Victoza® to a sulphonylurea, and the phase 3b trial comparing Victoza® to a DPPIV inhibitor, confirm both the superiority and sustainability of HbA1c reduction and weight loss that was seen in the main study periods with Victoza®. The study extensions have now documented treatment effect for periods of 3 years and 1 year in the two trials, respectively.

The phase 3 programmes, BEGIN™ and BOOST™, for the two new generation insulins, Degludec and DegludecPlus, respectively, continue to progress according to plan. The BEGIN™ programme includes a trial comparing Degludec with sitagliptin in insulin naïve type 2 diabetes patients. The BOOST™ programme includes two trials comparing once-daily injection of DegludecPlus with once-daily injection of insulin glargine in patients with type 2 diabetes, who are insulin naïve or already treated with insulin, respectively. Further trials are expected to be initiated during the first half of 2010.

Recently, Novo Nordisk has initiated a phase 1 study investigating the benefits of a new combination product of insulin degludec and Victoza® for people with type 2 diabetes.

To improve the treatment outcomes and convenience in patients affected by diabetes, the development of tailor-made proteins for oral administration has been a long-standing Novo Nordisk aspiration. The biggest challenge in developing proteins for oral delivery is to achieve sufficient uptake of the drug into the body. Based on Novo Nordisk insight into the design of stable insulin and GLP-1 analogues, as well as formulation partnerships with Emisphere Technologies, Inc. and Merrion Pharmaceuticals plc, Novo Nordisk strives to overcome the hurdles related to degradation in the gastrointestinal tract and subsequent lack of absorption into the circulation.

Company Announcement no 4 / 2010 Financial statement for 2009	Page 10 of 26

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

The first phase 1 clinical trial with a Novo Nordisk insulin analogue designed for oral administration has been initiated with the aim of investigating the safety, tolerability, pharmacokinetics and pharmacodynamics in healthy volunteers and people with type 1 and type 2 diabetes. The trial is planned to enrol about 80 people.

Within oral GLP-1, Novo Nordisk has initiated a phase 1 clinical trial with a long-acting GLP-1 analogue. The objective of the trial is to investigate the safety, tolerability and bioavailability in about 155 healthy volunteers.

Novo Nordisk has initiated a phase 1 trial with NN9161, to be developed for treatment of obesity. The trial will investigate safety, tolerability, pharmacokinetics and potential signs of efficacy in approximately 140 obese, but otherwise healthy volunteers.

Biopharmaceuticals
Both the US and European regulatory agencies have approved Vagifem® 10 mcg for local treatment of topical atrophy. Vagifem® 10 mcg represents a reduced strength of the already approved vaginal oestrogen product, Vagifem® 25 mcg. The introduction of a lower dose of Vagifem® is in line with the recommendations from the International Menopause Society (IMS), the North American Menopause Society (NAMS) and American College of Obstetricians & Gynecologists (ACOG) and Novo Nordisk expects to launch Vagifem® 10 mcg in the first quarter of 2010 in the US, and in the third quarter of 2010 in Europe.

In June 2009, the EU label for NovoSeven® RT was updated to reflect that safety and efficacy has not been established outside the approved indications for the drug. On 15 January 2010, the U.S. Food and Drug Administration (FDA) approved an update to the NovoSeven® RT label. A boxed warning was added to the NovoSeven® RT label, stating that serious arterial and venous thrombotic and thromboembolic events are associated with its use outside of licensed indications. This label change was initiated by Novo Nordisk as part of routine periodic safety updates.

To strengthen its activities within inflammation, Novo Nordisk has inlicensed a human anti-IL-21 monoclonal antibody (anti-IL-21 mAb) developed by ZymoGenetics, as well as broad intellectual property rights covering anti-IL-21 mAb and the development of other IL-21 antibodies. The anti-IL-21 mAb is a pre-IND candidate for the treatment of autoimmune and inflammatory diseases, with which Novo Nordisk expects to initiate a phase 1 trial in 2010.

Equity
Total equity was DKK 35,734 million at the end of 2009, equivalent to 65% of total assets, unchanged from the end of 2008. Please refer to appendix 5 for further elaboration of changes in equity during 2009.

Proposed dividend and share repurchase programme
At the Annual General Meeting on 24 March 2010, the Board of Directors will propose a 25% increase in dividend to DKK 7.50 per share of DKK 1, corresponding to a pay-out ratio of 40.9%, compared to 37.8% for the financial year 2008. No dividend will be paid on the company’s holding of treasury B shares.

Company Announcement no 4 / 2010 Financial statement for 2009	Page 11 of 26

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

During 2009, Novo Nordisk repurchased 21,661,949 B shares at an average price of DKK 301 per share, equivalent to a cash value of DKK 6.5 billion. Novo Nordisk thereby concluded the previously announced share repurchase programme.

The Board of Directors has approved a new DKK 7.5 billion share repurchase programme to be executed during 2010. Novo Nordisk will initiate its share repurchase programme in accordance with the provisions of the European Commission's regulation no. 2273/2003 of 22 December 2003 (The Safe Harbour Regulation). For that purpose Novo Nordisk has appointed J. P. Morgan Securities Ltd. as lead manager to execute a part of its share repurchase programme independently and without influence from Novo Nordisk. The purpose of the programme is to reduce the company's share capital. Under the agreement, J. P. Morgan Securities Ltd. will repurchase shares on behalf of Novo Nordisk for an amount of up to DKK 2 billion during the trading period starting today and ending on 26 April 2010. A maximum of 231,787 shares can be bought during one single trading day, equal to 20% of the average daily trading volume of Novo Nordisk B shares on NASDAQ OMX Copenhagen during the month of January 2010, and a maximum of 13,211,858 shares in total can be bought during the trading period. At least once every seven trading days, Novo Nordisk will issue an announcement in respect of the transactions made under the repurchase programme.

Share savings programme
In the autumn of 2009, the employees in the Danish part of the organisation were offered participation in a share savings programme. An annual maximum of DKK 22,800 per employee can be saved out of gross salary in 2010. The savings will be converted into Novo Nordisk B shares at the market price on 7 December 2010 contingent on continued employment. The shares will be restricted until January 2018.

Approximately 8,400 employees elected to participate in the programme, corresponding to 64% of the eligible employees. The total invested amount by the employees is expected to be approximately DKK 160 million. The programme is cost neutral to the company.

Holding of treasury shares and reduction of share capital
As per 2 February 2010, Novo Nordisk A/S and its wholly-owned affiliates owned 32,137,945 of its own B shares, corresponding to 5.2% of the total share capital.

In order to maintain capital structure flexibility, the Board of Directors at the Annual General Meeting in 2010 will propose a reduction in the B share capital from DKK 512,512,800 to DKK 492,512,800 by cancelling 20,000,000 B shares of DKK 1 from the company’s own holdings of B shares at a nominal value of DKK 20,000,000, equivalent to 3.2% of the total share capital. After implementation of the share capital reduction, the company’s share capital will amount to DKK 600,000,000 divided into an A share capital of DKK 107,487,200 and a B share capital of DKK 492,512,800.

Cancellation of listing and trading on the London Stock Exchange
Novo Nordisk has decided to apply to the UK Listing Authority to cancel the listing of its B shares and to request that trading in those shares on the London Stock Exchange be cancelled.

Novo Nordisk believes that it would be in the best interests of the company to terminate its listing on the Official List of the UK Listing Authority and cancel the trading of the B shares on the London Stock Exchange as trading levels of the shares have been very low. Investors have historically shown a preference for trading the B shares on NASDAQ OMX Copenhagen.

Company Announcement no 4 / 2010 Financial statement for 2009	Page 12 of 26

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

The company will retain the listing of its B shares on NASDAQ OMX Copenhagen and the listing of its ADRs on the New York Stock Exchange. The cancellation of the listing from the Official List of the UK Listing Authority and of trading on the London Stock Exchange is therefore not expected to adversely affect shareholders or investors.

A notice period of not less than 20 business days prior to de-listing and cancellation will commence today, 2 February 2010. It is intended that de-listing and cancellation will take effect at or shortly after 8.00 am (London time) on 2 March 2010.

Corporate governance

Remuneration policy for executives
Novo Nordisk’s existing remuneration policy aims to attract, retain and motivate members of the Board of Directors and Executive Management of Novo Nordisk. Remuneration levels are designed to be competitive and to align the interest of the board members and executives with those of the shareholders.

Long-term share-based incentive programme for senior management
As from 2004, members of Novo Nordisk's Executive Management (currently 5) and other members of the Senior Management Board (currently 23) have participated in a performance-based incentive programme where a proportion of the calculated shareholder value creation has been allocated to a joint pool for the participants. For members of Executive Management and other members of the Senior Management Board, the joint pool operates with a yearly maximum allocation per participant equal to eight months’ fixed base salary plus pension contribution. Once the joint pool has been approved by the Board of Directors, the total cash amount is converted into Novo Nordisk A/S B shares at market price. The market price is calculated as the average trading price for Novo Nordisk B shares on NASDAQ OMX Copenhagen in the open trading window following the release of full-year financial results. The shares in the joint pool are locked up for a three-year period before they are transferred to the participants. In the lock-up period, the Board may remove shares from the joint pool in the event of lower than planned value creation in subsequent years.

For 2006, 261,500 shares were allocated to the joint pool and the market value of the scheme, corresponding to DKK 46 million, was expensed in 2006. The number of shares in the 2006 joint pool has not been reduced by the Board of Directors as the financial performance in the subsequent years (2007–2009) reached specified threshold levels. Hence, the original number of shares allocated to the joint pool will, according to the principles of the scheme, be transferred to 24 current and former members of senior management immediately after the announcement of the 2009 full-year financial results on 2 February 2010.

For 2009 and based on an assessment of the economic value generated in 2009, as well as the performance of the R&D portfolio and key sustainability projects, the Board of Directors on 1 February 2010 approved the establishment of a joint pool for the financial year of 2009 by allocating a total of 177,066 Novo Nordisk B shares, corresponding to a cash value of DKK 54 million. This allocation amounts to 7 months of fixed base salary on average per participant. This amount was expensed in the 2009 accounts.

As the long-term share-based incentive programme is evaluated by the Board of Directors to have worked successfully in 2009, it is planned to continue in 2010 with an unchanged structure.

Company Announcement no 4 / 2010 Financial statement for 2009	Page 13 of 26

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Long-term share-based incentive programme for corporate vice presidents and vice presidents
As from 2007, a number of key employees below top-level management also participate in a share-based programme with similar performance criteria as the programme for the members of Executive Management and other members of the Senior Management Board. The share-based incentive programme for key employees will, as is the case for the programme for Executive Management and other members of the Senior Management Board, be based on an annual calculation of shareholder value creation compared to the planned performance for the year. The pool will operate with a maximum contribution per participant equal to four months’ fixed base salary. The shares in the pool are also locked up for a three-year period before they potentially may be transferred to the participants.

Based on an assessment of the economic value generated in 2009 as well as the performance of the R&D portfolio and key sustainability projects, the Board of Directors on 1 February 2010 approved the establishment of a pool for 2009 by allocating a total of 605,218 Novo Nordisk B shares, corresponding to a cash value of DKK 186 million. This allocation amounts to 3.5 months of fixed base salary on average per participant. The number of participants for 2009 is approximately 675. The cash value of the allocation will be amortised over four years.

Compliance with Sarbanes–Oxley requirements
In 2009, Novo Nordisk was, as was the case in 2008, compliant with the US Sarbanes–Oxley Act section 404 that requires detailed documentation of how financial reporting processes, systems and controls are designed and operating. Management’s conclusion and the external auditor’s certification of the 2009 compliance are included in the Form 20-F, which Novo Nordisk as a listed company on the New York Stock Exchange is required to file with the US Securities and Exchange Commission (SEC). The Form 20-F for 2009 is expected to be filed in February 2010.

Sustainability issues update

Diabetes Leadership Forum in China
In October at the Diabetes Leadership Forum 2009 China, sponsored by Novo Nordisk, around 650 government representatives, doctors, nurses, international organisations, patient associations and key opinion leaders met in Beijing to discuss the rapidly growing burden of diabetes in China. A conservative estimate is that 40 million Chinese have diabetes, and this number is expected to double by 2025. Around 7% of the total healthcare budget in China is spent on the treatment of diabetes and its complications.

The Forum was jointly hosted by the Chinese Ministry of Health and the World Diabetes Foundation, organised by the Chinese Diabetes Society and the Chinese Centre for Disease Control and Prevention, with the support of the International Diabetes Federation.

Company Announcement no 4 / 2010 Financial statement for 2009	Page 14 of 26

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Novo Nordisk has been present in China for 15 years, providing insulin products as well as education programmes for physicians and patients. Novo Nordisk has delivered training for more than 200,000 physicians and nurses, including programmes delivered by the Steno Diabetes Center funded through the Novo Nordisk Foundation. Today, China is Novo Nordisk’s fourth-largest market in terms of sales.

Free insulin and diabetes care to children in Bangladesh
In November 2009, the programme Changing Diabetes® in Children was expanded to include Bangladesh through a five-year commitment to a joint initiative between Novo Nordisk and the Diabetic Association of Bangladesh, supported by the World Diabetes Foundation.

The initiative includes the setting-up of three dedicated paediatric diabetes clinics for diagnosis and treatment of children with type 1 diabetes. The clinics will also provide patient education and registration, training for healthcare professionals and diabetes care supplies to 700 children.

The programme, which is part of Novo Nordisk’s access to diabetes care strategy, offers diabetes care, including free insulin, for children with type 1 diabetes in the world’s poorest countries. So far it reaches out to six countries and relies on a sustainable cooperation with local partners, including governments and diabetes associations, to build local capacity for diagnosis and treatment of type 1 diabetes in children.

Legal issues update
As of 1 February 2010, Novo Nordisk Inc., along with a majority of the hormone therapy product manufacturers in the US, is a defendant in product liability lawsuits related to hormone therapy products. These lawsuits currently involve a total of 52 individuals who allege use of a Novo Nordisk hormone therapy product. These products (Activella® and Vagifem®) have been sold and marketed in the US since 2000. Until July 2003, the products were sold and marketed exclusively in the US by Pharmacia & Upjohn Company (now Pfizer Inc.). Furthermore, 63 individuals currently allege, in relation to similar lawsuits against Pfizer Inc., that they have also used a Novo Nordisk hormone therapy product. Currently, Novo Nordisk does not have any trials scheduled in 2010. Novo Nordisk does not expect the pending claims to have a material impact on Novo Nordisk's financial position.

In 2002, Sanofi-Aventis filed an opposition against a European NovoRapid® formulation patent covering the combination of ingredients used in the aqueous formulation of NovoRapid®. Initially the patent was revoked in 2006 by the Opposition Division of the European Patent Office. In December 2009, the patent for the NovoRapid® formulation was re-instated by the Board of Appeal of the European Patent Office. The implications are that the combination of ingredients used in the NovoRapid® formulation is covered by patent in Europe until 2017. No further appeal is possible. A similar patent is also in force in a number of countries outside the EU, including the US, Canada, Brazil, Russia, China, India, Japan and Australia, with patent term until 2017.

Novo Nordisk is involved in an ongoing patent infringement dispute with Caraco Pharmaceuticals Laboratories, Ltd (Caraco) regarding Caraco’s application to market a generic version of Prandin® in the US. The parties await a decision from the Court of Appeals for the Federal Circuit (CAFC) on Novo Nordisk Use Code (describing the therapeutic use for Prandin®). If the CAFC decision is in favour of Novo Nordisk, the validity trial regarding Novo Nordisk’s U.S. Patent No. 6,677,358 (‘358 patent), covering the Prandin®/metformin

Company Announcement no 4 / 2010 Financial statement for 2009	Page 15 of 26

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

combination is expected to proceed in the second quarter of 2010. If the ‘358 patent is upheld during the validity trial, then Caraco will not be able to launch a generic version of Prandin® without infringing Novo Nordisk’s intellectual property rights. If the CAFC decision is not in Novo Nordisk’s favour, then Novo Nordisk must change its Use Code and, as a result, Caraco will be permitted to change its label such that it does not infringe Novo Nordisk’s intellectual property rights.

In January 2010, the Inspector General of the US Department of Defense issued a subpoena directed to Novo Nordisk to provide documents relating to NovoSeven®. Novo Nordisk is cooperating with the Office of the Inspector General and the US Attorney’s Office for the District of Maryland in responding to the subpoena, but cannot, at this point in time, determine or predict the outcome of the investigation or when the next update related to this case will be available given the unpredictable nature of these investigations.

Financial calendar

2 February 2010	Financial statement for 2009
4 February 2010	PDF version of the Annual Report 2009 available on novonordisk.com
18 February 2010	Printed version of the Annual Report 2009
24 March 2010	Annual General Meeting 2010
27 April 2010	Financial statement for the first three months of 2010
5 August 2010	Financial statement for the first six months of 2010
27 October 2010	Financial statement for the first nine months of 2010
2 February 2011	Financial statement for 2010

Conference call details
At 1.00 pm CET today, corresponding to 7.00 am EST, a conference call will be held. Investors will be able to listen in via a link on novonordisk.com, which can be found under ‘Investors – Download centre’. Presentation material for the conference call will be made available on the same page approximately one hour before.

Company Announcement no 4 / 2010 Financial statement for 2009	Page 16 of 26

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Forward-looking statements
Novo Nordisk’s reports filed with or furnished to the US Securities and Exchange Commission (SEC), including this document as well as the company’s Annual Report 2009 and Form 20-F, both expected to be filed with the SEC in February 2010, and written information released, or oral statements made, to the public in the future by or on behalf of Novo Nordisk, may contain forward-looking statements. Words such as ‘believe’, ‘expect’, ‘may’, ‘will’, ‘plan’, ’strategy’, ’prospect’, ’foresee’, ’estimate’, ’project’, ’anticipate’, ’can’, ’intend’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance identify forward-looking statements. Examples of such forward-looking statements include, but are not limited to:

-	statements of plans, objectives or goals for future operations, including those related to Novo Nordisk’s products, product research, product development, product introductions and product approvals as well as cooperations in relation thereto
-	statements containing projections of or targets for revenues, income (or loss), earnings per share, capital expenditures, dividends, capital structure or other net financials
-	statements of future economic performance, future actions and outcome of contingencies such as legal proceedings
-	statements of the assumptions underlying or relating to such statements.

In this document, examples of forward-looking statements can be found under the headings ‘Outlook 2010’, ‘Research and development update’, ‘Equity’ and ‘Legal issues update’.

These statements are based on current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. Novo Nordisk cautions that a number of important factors, including those described in this document, could cause actual results to differ materially from those contemplated in any forward-looking statements.

Factors that may affect future results include, but are not limited to, global as well as local political and economic conditions, including interest rate and currency exchange rate fluctuations, delay or failure of projects related to research and/or development, unplanned loss of patents, interruptions of supplies and production, product recall, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, reliance on information technology, Novo Nordisk’s ability to successfully market current and new products, exposure to product liability and legal proceedings and investigations, changes in governmental laws and related interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing and marketing, perceived or actual failure to adhere to ethical marketing practices, investments in and divestitures of domestic and foreign companies, unexpected growth in costs and expenses, failure to recruit and retain the right employees and failure to maintain a culture of compliance.

Please also refer to the overview of risk factors in ‘Risk Management’ on pp 40–42 of the Annual Report 2009 available on the company’s website (novonordisk.com) as of 4 February 2010.

Unless required by law Novo Nordisk is under no duty and undertakes no obligation to update or revise any forward-looking statement after the distribution of this document, whether as a result of new information, future events or otherwise.

Company Announcement no 4 / 2010 Financial statement for 2009	Page 17 of 26

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Management statement
Today, the Board of Directors and Executive Management approved the audited Annual Report of Novo Nordisk A/S for the year 2009. The Board of Directors and Executive Management also approved this financial statement containing condensed financial information for 2009.

The consolidated financial statements in the Annual Report 2009 are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB), and with the International Financial Reporting Standards as endorsed by the EU. Further, the consolidated financial statements and Management’s Review are prepared in accordance with additional Danish disclosure requirements for listed companies.

This financial statement has been prepared in accordance with the accounting policies as applied in the consolidated financial statements for 2009 and additional Danish disclosure requirements for listed companies.

In our opinion the accounting policies used are appropriate and the overall presentation of this financial statement is adequate. Furthermore, in our opinion, Management's Review includes a true and fair account of the development in the operations and financial circumstances, of the results for the year and of the financial position of the Group as well as a description of the most significant risks and elements of uncertainty facing the Group in accordance with Danish disclosure requirements for listed companies.

Bagsværd, 2 February 2010

Executive Management:

Lars Rebien Sørensen	Jesper Brandgaard
President and CEO	CFO

Lise Kingo	Kåre Schultz	Mads Krogsgaard Thomsen

Board of Directors:

Sten Scheibye	Göran A Ando
Chairman	Vice chairman

Henrik Gürtler	Johnny Henriksen	Pamela J Kirby

Anne Marie Kverneland	Kurt Anker Nielsen	Søren Thuesen Pedersen

Hannu Ryöppönen	Stig Strøbæk	Jørgen Wedel

Company Announcement no 4 / 2010 Financial statement for 2009	Page 18 of 26

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Contacts for further information

Media:	Investors:
Mike Rulis	Klaus Bülow Davidsen
Tel: (+45) 4442 3573	Tel: (+45) 4442 3176
mike@novonordisk.com	klda@novonordisk.com

Kasper Roseeuw Poulsen
Tel: (+45) 4442 4471
krop@novonordisk.com

In North America:	In North America
Sean Clements	Hans Rommer
Tel: (+1) 609 514 8316	Tel: (+1) 609 919 7937
secl@novonordisk.com	hrmm@novonordisk.com

Further information about Novo Nordisk is available on the company’s homepage novonordisk.com

Company Announcement no 4 / 2010 Financial statement for 2009	Page 19 of 26

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Appendix 1: Quarterly numbers in DKK

Quarterly numbers in DKK
(Amounts in DKK million, except number of employees, earnings per share and number of shares outstanding).

									% change
	2009				2008				Q4 2009 vs
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4 2008

Sales	13,062	12,517	13,001	12,498	12,583	11,246	11,110	10,614	4%
Gross profit	10,427	9,832	10,391	9,990	10,047	8,640	8,556	8,201	4%
Gross margin	79.8%	78.5%	79.9%	79.9%	79.8%	76.8%	77.0%	77.3%
Sales and distribution costs	4,237	3,502	3,837	3,844	3,558	3,155	3,178	2,975	19%
Percent of sales	32.4%	28.0%	29.5%	30.8%	28.3%	28.1%	28.6%	28.0%
Research and development costs	2,387	1,884	1,849	1,744	2,439	1,579	1,980	1,858	(2%)
Percent of sales	18.3%	15.1%	14.2%	14.0%	19.4%	14.0%	17.8%	17.5%
Administrative expenses	726	666	693	679	749	633	626	627	(3%)
Percent of sales	5.6%	5.3%	5.3%	5.4%	6.0%	5.6%	5.6%	5.9%
Licence fees and other operating income (net)	142	34	78	87	73	51	74	88	95%
Operating profit	3,219	3,814	4,090	3,810	3,374	3,324	2,846	2,829	(5%)
Operating margin	24.6%	30.5%	31.5%	30.5%	26.8%	29.6%	25.6%	26.7%
Share of profit/(loss) in associated companies	(2)	(7)	(11)	(35)	4	(58)	(3)	(67)	(150%)
Financial income	58	9	166	142	(82)	306	429	474	(171%)
Financial expenses	283	209	361	412	226	66	21	368	25%
Profit before income taxes	2,992	3,607	3,884	3,505	3,070	3,506	3,251	2,868	(3%)
Net profit	2,323	2,755	2,991	2,699	2,330	2,664	2,471	2,180	0%
Depreciation, amortisation and impairment losses	754	657	533	607	752	560	567	563	0%
Capital expenditure	935	726	557	413	764	448	328	214	22%
Cash flow from operating activities	3,583	5,039	2,608	4,148	3,204	3,673	2,916	3,070	12%
Free cash flow	2,402	4,242	2,062	3,626	2,421	3,210	2,589	2,795	(1%)
Total assets	54,742	52,589	51,246	50,205	50,603	48,990	48,478	47,534	8%
Total equity	35,734	34,874	34,086	31,345	32,979	32,173	33,046	31,251	8%
Equity ratio	65.3%	66.3%	66.5%	62.4%	65.2%	65.7%	68.2%	65.7%
Full-time employees at the end of the period	28,809	28,497	27,998	27,429	26,575	26,360	26,060	25,765	8%
Basic earnings per share (in DKK)	3.95	4.62	4.96	4.44	3.82	4.34	3.99	3.51	3%
Diluted earnings per share (in DKK)	3.92	4.58	4.91	4.41	3.80	4.30	3.96	3.48	3%
Average number of shares outstanding (million)	589.9	596.4	603.1	607.4	609.3	614.2	618.6	620.9	(3%)
Average number of shares outstanding incl
dilutive effect of options 'in the money' (million)	595.2	601.4	607.9	612.7	614.4	618.6	623.5	626.3	(3%)
Sales by business segments:
Modern insulins (insulin analogues)	5,714	5,353	5,414	4,990	5,028	4,365	4,103	3,821	14%
Human insulins	2,685	2,747	2,879	3,004	3,093	2,806	2,966	2,939	(13%)
Protein-related sales	569	519	492	484	477	464	460	443	19%
Oral antidiabetic products (OAD)	636	650	675	691	602	671	478	640	6%
Diabetes care total	9,604	9,269	9,460	9,169	9,200	8,306	8,007	7,843	4%
NovoSeven®	1,742	1,651	1,874	1,805	1,774	1,534	1,648	1,440	(2%)
Norditropin®	1,171	1,074	1,122	1,034	1,060	941	986	878	10%
Hormone replacement therapy	460	440	435	409	442	394	391	385	4%
Other products	85	83	110	81	107	71	78	68	(21%)
Biopharmaceuticals total	3,458	3,248	3,541	3,329	3,383	2,940	3,103	2,771	2%
Sales by geographic regions:
North America	4,510	4,527	4,710	4,532	4,478	3,759	3,467	3,450	1%
Europe	4,594	4,376	4,375	4,195	4,453	4,305	4,400	4,061	3%
International Operations	2,493	2,288	2,532	2,513	2,186	2,074	2,069	2,096	14%
Japan & Oceania	1,465	1,326	1,384	1,258	1,466	1,108	1,174	1,007	0%
Segment operating profit:
Diabetes care	1,720	2,286	2,333	2,171	2,424	1,963	1,510	1,672	(29%)
Biopharmaceuticals	1,499	1,528	1,757	1,639	950	1,361	1,336	1,157	58%

Company Announcement no 4 / 2010 Financial statement for 2009	Page 20 of 26

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Appendix 2: Statement of comprehensive income

	12M	12M
DKK million	2009	2008

Income statement
Sales	51,078	45,553
Cost of goods sold	10,438	10,109

Gross profit	40,640	35,444

Sales and distribution costs	15,420	12,866
Research and development costs	7,864	7,856
Administrative expenses	2,764	2,635
Licence fees and other operating income (net)	341	286

Operating profit	14,933	12,373

Share of profit or loss of associated companies, net of tax	(55)	(124)
Financial income	375	1,127
Financial expenses	1,265	681

Profit before income taxes	13,988	12,695

Income taxes	3,220	3,050

NET PROFIT FOR THE YEAR	10,768	9,645

Basic earnings per share (DKK)	17.97	15.66
Diluted earnings per share (DKK)	17.82	15.54
Segment Information

Segment sales:
Diabetes care	37,502	33,356
Biopharmaceuticals	13,576	12,197
Segment operating profit:
Diabetes care	8,510	7,569
Operating margin	22.7%	22.7%

Biopharmaceuticals	6,423	4,804
Operating margin	47.3%	39.4%

Total segment operating profit	14,933	12,373

Statement of comprehensive income
Net profit for the year	10,768	9,645
Other comprehensive income:
Gains and losses arising from translating the financial statement of
foreign operations and re-measuring available-for-sale financial assets	527	(482)
Adjustment of cash flow hedges for the year	1,252	(1,555)
Share of other comprehensive income of associated companies	9	39
Other	10	(45)
Income taxes relating to other comprehensive income	(25)	81

Other comprehensive income for the year, net of tax	1,773	(1,962)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR	12,541	7,683

Company Announcement no 4 / 2010 Financial statement for 2009	Page 21 of 26

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Appendix 3: Balance sheet

DKK million	31 Dec 2009	31 Dec 2008

ASSETS
Intangible assets	1,037	788
Property, plant and equipment	19,226	18,639
Investments in associated companies	176	222
Deferred income tax assets	1,455	1,696
Other non-current financial assets	182	194

TOTAL NON-CURRENT ASSETS	22,076	21,539

Inventories	10,016	9,611
Trade receivables	7,063	6,581
Tax receivables	799	1,010
Other current assets	1,962	1,704
Marketable securities and financial instruments	1,530	1,377
Cash at bank and in hand	11,296	8,781

TOTAL CURRENT ASSETS	32,666	29,064

TOTAL ASSETS	54,742	50,603

EQUITY AND LIABILITIES
Share capital	620	634
Treasury shares	(32)	(26)
Retained earnings	34,435	33,433
Other reserves	711	(1,062)

TOTAL EQUITY	35,734	32,979

Non-current debt	970	980
Deferred income tax liabilities	3,010	2,404
Retirement benefit obligations	456	419
Provisions for other liabilities	1,157	863

Total non-current liabilities	5,593	4,666

Current debt and financial instruments	418	1,334
Trade payables	2,242	2,281
Tax payables	701	567
Other current liabilities	6,813	5,853
Provisions for other liabilities	3,241	2,923

Total current liabilities	13,415	12,958

TOTAL LIABILITIES	19,008	17,624

TOTAL EQUITY AND LIABILITIES	54,742	50,603

Company Announcement no 4 / 2010 Financial statement for 2009	Page 22 of 26

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Appendix 4: Statement of cash flows

DKK million	2009	2008

Net profit for the year	10,768	9,645
Adjustment for non-cash items:
Income taxes	3,220	3,050
Depreciation, amortisation and impairment losses	2,551	2,442
Interest income and interest expenses	71	(385)
Other adjustment	859	614
Income taxes paid	(1,998)	(3,172)
Interest received	284	656
Interest paid	(98)	(247)

Cash flow before change in working capital	15,657	12,603

(Increase)/decrease in trade receivables and other current assets	(740)	(700)
(Increase)/decrease in inventories	(405)	(591)
Increase/(decrease) in trade payables and other current liabilities	921	1,228
Exchange rate adjustment	(55)	323

Cash flow from operating activities	15,378	12,863

Purchase of intangible assets and non-current financial assets	(433)	(264)
Proceeds from sale of property, plant and equipment	1	18
Purchase of property, plant and equipment	(2,632)	(1,772)
Net change in marketable securities (maturity exceeding three months)	-	466
Dividend received	18	170

Cash flow from investing activities	(3,046)	(1,382)

Repayment of non-current debt	-	(153)
Purchase of treasury shares	(6,512)	(4,717)
Proceeds from sale of treasury shares	117	295
Dividends paid to the Company´s owners	(3,650)	(2,795)

Cash flow from financing activities	(10,045)	(7,370)
NET CASH FLOW	2,287	4,111
Unrealised gain/(loss) on exchange rates and marketable securities
included in cash and cash equivalents	21	(2)

Net change in cash and cash equivalents	2,308	4,109
Cash and cash equivalents at the beginning of the year	8,726	4,617

Cash and cash equivalents at the end of the year	11,034	8,726
Additional information:
Cash and cash equivalents at the end of the year	11,034	8,726
Bonds with original term to maturity exceeding three months	1,013	997
Undrawn committed credit facilities	4,465	7,451

FINANCIAL RESOURCES AT THE END OF THE YEAR	16,512	17,174

Cash flow from operating activities	15,378	12,863
+ Cash flow from investing activities	(3,046)	(1,382)
- Net change in marketable securities (maturity exceeding three months)	-	466

FREE CASH FLOW	12,332	11,015

Company Announcement no 4 / 2010 Financial statement for 2009	Page 23 of 26

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Appendix 5: Statement of changes in equity

				Other reserves

				Exchange	Deferred gain/	Other
	Share	Treasury	Retained	rate adjust	loss on cash flow	adjust-
DKK million	capital	shares	earnings	ments	hedges	ments	Total

2009
Balance at the beginning of the year	634	(26)	33,433	(256)	(859)	53	32,979
Total comprehensive income for the year			10,768	527	1,252	(6)	12,541

Transactions with owners, recognised directly in equity:
Dividends			(3,650)				(3,650)
Share-based payment			259				259
Purchase of treasury shares		(22)	(6,490)				(6,512)
Sale of treasury shares		2	115				117
Reduction of the B share capital	(14)	14					-

Balance at the end of the year	620	(32)	34,435	271	393	47	35,734

At the end of the year proposed dividends (not yeat declared) of DKK 4.400 million (7.50 DKK per share) are included in Retained earnings.
No dividend is declared on treasury shares.

				Other reserves

				Exchange	Deferred gain/	Other
	Share	Treasury	Retained	rate adjust	loss on cash flow	adjust-
DKK million	capital	shares	earnings	ments	hedges	ments	Total

2008
Balance at the beginning of the year	647	(26)	30,661	209	678	13	32,182
Total comprehensive income for the year			9,645	(465)	(1,537)	40	7,683

Transactions with owners, recognised directly in equity:
Dividends			(2,795)				(2,795)
Share-based payment			331				331
Purchase of treasury shares		(16)	(4,701)				(4,717)
Sale of treasury shares		3	292				295
Reduction of the B share capital	(13)	13					-

Balance at the end of the year	634	(26)	33,433	(256)	(859)	53	32,979

At the end of the year proposed dividends (declared in 2009) of DKK 3,650 million (6.00 DKK per share) are included in Retained earnings.
No dividend is declared on treasury shares.

Company Announcement no 4 / 2010 Financial statement for 2009	Page 24 of 26

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Appendix 6: Quarterly numbers in EUR /
Supplementary information

(Amounts in EUR million, except number of employees, earnings per share and number of shares outstanding).
Key figures are translated into EUR as supplementary information - the translation is based on average exchange rate for income statement and exchange rate at the balance sheet date for balance sheet items.
The specified percent changes are based on the changes in the 'Quarterly numbers in DKK', see appendix 1.

									% change
	2009				2008				Q4 2009 vs
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4 2008

Sales	1,756	1,681	1,746	1,677	1,688	1,508	1,489	1,424	4%
Gross profit	1,401	1,321	1,395	1,341	1,348	1,159	1,147	1,100	4%
Gross margin	79.8%	78.5%	79.9%	79.9%	79.8%	76.8%	77.0%	77.3%
Sales and distribution costs	570	471	515	516	478	423	426	399	19%
Percent of sales	32.4%	28.0%	29.5%	30.8%	28.3%	28.1%	28.6%	28.0%
Research and development costs	321	253	248	234	327	211	266	249	(2%)
Percent of sales	18.3%	15.1%	14.2%	14.0%	19.4%	14.0%	17.8%	17.5%
Administrative expenses	97	90	93	91	100	85	84	84	(3%)
Percent of sales	5.6%	5.3%	5.3%	5.4%	6.0%	5.6%	5.6%	5.9%
Licence fees and other operating income (net)	19	5	10	12	10	7	10	12	95%
Operating profit	432	512	549	512	453	446	381	380	(5%)
Operating margin	24.6%	30.5%	31.5%	30.5%	26.8%	29.6%	25.6%	26.7%
Share of profit/(loss) in associated companies	0	(1)	(1)	(5)	2	(8)	0	(9)	(150%)
Financial income	8	2	22	19	8	41	57	64	(171%)
Financial expenses	38	28	49	55	50	9	3	49	25%
Profit before income taxes	402	485	521	471	413	470	436	385	(3%)
Net profit	312	370	402	362	313	357	332	292	0%
Depreciation, amortisation and impairment losses	102	88	72	81	101	75	76	76	0%
Capital expenditure	125	98	75	55	102	60	44	29	22%
Cash flow from operating activities	481	677	350	557	429	492	391	412	12%
Free cash flow	323	569	277	487	325	430	347	375	(1%)
Total assets	7,356	7,064	6,881	6,741	6,792	6,566	6,500	6,375	8%
Total equity	4,802	4,685	4,577	4,208	4,426	4,312	4,431	4,191	8%
Equity ratio	65.3%	66.3%	66.5%	62.4%	65.2%	65.7%	68.2%	65.7%
Full-time employees at the end of the period	28,809	28,497	27,998	27,429	26,575	26,360	26,060	25,765	8%
Basic earnings per share (in EUR)	0.53	0.62	0.66	0.60	0.51	0.58	0.54	0.47	3%
Diluted earnings per share (in EUR)	0.52	0.62	0.66	0.59	0.51	0.57	0.53	0.47	3%
Average number of shares outstanding (million)	589.9	596.4	603.1	607.4	609.3	614.2	618.6	620.9	(3%)
Average number of shares outstanding incl
dilutive effect of options 'in the money' (million)	595.2	601.4	607.9	612.7	614.4	618.6	623.5	626.3	(3%)
Sales by business segments:
Modern insulins (insulin analogues)	767	719	727	670	675	585	550	513	14%
Human insulins	361	369	387	403	415	376	398	394	(13%)
Protein-related sales	76	70	66	65	64	62	62	59	19%
Oral antidiabetic products (OAD)	86	87	90	93	81	90	64	86	6%
Diabetes care total	1,290	1,245	1,270	1,231	1,235	1,113	1,074	1,052	4%
NovoSeven®	234	222	252	242	238	206	221	193	(2%)
Norditropin®	158	144	150	139	142	126	132	118	10%
Hormone replacement therapy	62	59	58	55	59	53	52	52	4%
Other products	12	11	16	10	14	9	11	9	(21%)
Biopharmaceuticals total	466	436	476	446	453	394	416	372	2%
Sales by geographic regions:
North America	606	607	633	608	601	504	465	463	1%
Europe	618	588	587	563	597	577	590	545	3%
International Operations	335	308	340	337	293	278	278	281	14%
Japan & Oceania	197	178	186	169	197	149	157	135	0%
Segment operating profit:
Diabetes care	230	307	314	291	325	263	203	224	(29%)
Biopharmaceuticals	202	205	235	221	127	183	179	155	58%

Company Announcement no 4 / 2010 Financial statement for 2009	Page 25 of 26

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Appendix 7: Key currencies assumptions / Supplementary information

DKK per 100	2009 average exchange	Assumed 2010 average	Current exchange rate as
	rates	exchange rates	of 27 January 2010

USD	536	528	529
JPY	5.73	5.88	5.91
GBP	836	855	858
CNY	78	77	78
CAD	470	495	497

Company Announcement no 4 / 2010 Financial statement for 2009	Page 26 of 26

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: FEBRUARY 2, 2010	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer